Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Weyerhaeuser Company:

We consent to the use of our reports dated February 26, 2009, with respect to the consolidated balance sheets of Weyerhaeuser Company as of December 31, 2008 and December 30, 2007, and the related consolidated statements of earnings, cash flows, and shareholders’ interest and comprehensive income for each of the years in the three-year period ended December 31, 2008, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2008, incorporated herein by reference.

Our reports refer to the Company’s adoption of the provisions of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109, in 2007.

/s/ KPMG LLP

Seattle, Washington
May 19, 2009